Exhibit 99.1

Maris-Tech Awarded Pilot Contract for Infantry Fighting Vehicle Modernization Program in the United States

Pilot deployment to integrate AI-powered situational awareness for vehicle and weapon systems

Rehovot, Israel, Feb. 12, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it has been awarded a pilot contract to deploy advanced situational awareness capabilities as part of a vehicle modernization program for an Infantry Fighting Vehicle (“IFV”) from a U.S. customer.

The pilot will integrate the Company’s’ Diamond Ultra AI-based situational awareness platform and Peridot Night panoramic day and thermal imaging system to deliver enhanced awareness for both the vehicle and its onboard weapon system. The deployment is designed to provide crews with a unified, real-time operational picture, supporting faster decision-making and improved responsiveness in complex environments.

The Company’s solution fuses multiple day and thermal sensors into a single, coherent view processed directly at the vehicle edge, enabling 360° situational awareness and real-time detection of ground and aerial threats. The architecture is modular and designed for seamless integration into both existing vehicles and next-generation platforms. The solution supports modernization without requiring major structural changes.

“We believe that this pilot highlights the growing opportunity in vehicle modernization programs,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Our solutions are designed specifically to upgrade existing platforms with advanced situational awareness capabilities. Our solutions have been deployed in operational environments, and we believe that they have potential for broader adoption as armed forces modernize their vehicle fleets.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence gathering in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the Company’s expectations regarding the successful execution and performance of the pilot deployment; the growing opportunity in vehicle modernization programs; future capabilities of the Company’s solutions; and that the Company’s solutions have potential for broader adoption as armed forces modernize their vehicle fleets. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com